HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Six months ended June 30		Years ended December 31
(dollars in thousands)	2011	2010	2010	2009	2008	2007	2006

Fixed charges
Total interest charges	$31,490	$31,367	$61,510	$57,944	$54,757	$53,268	$52,563
Interest component of rentals	996	1,023	1,857	2,499	2,211	2,250	1,863
Pretax preferred stock dividend requirements of subsidiaries	736	722	1,461	1,452	1,458	1,438	1,467

Total fixed charges	$33,222	$33,112	$64,828	$61,895	$58,426	$56,956	$55,893

Earnings
Net income attributable to HECO	$36,753	$36,234	$77,669	$80,526	$93,055	$53,236	$76,027
Fixed charges, as shown	33,222	33,112	64,828	61,895	58,426	56,956	55,893
Income taxes (see note below)	22,660	21,174	46,868	47,776	55,763	30,937	46,440
Allowance for borrowed funds used during construction	(1,073)	(1,569)	(2,558)	(5,268)	(3,741)	(2,552)	(2,879)

Earnings available for fixed charges	$91,562	$88,951	$186,807	$184,929	$203,503	$138,577	$175,481

Ratio of earnings to fixed charges	2.76	2.69	2.88	2.99	3.48	2.43	3.14

Note:
Income taxes are comprised of the following:
Income tax expense relating to operating income from regulated activities	$22,770	$22,154	$48,053	$48,212	$56,307	$34,126	$47,381
Income tax benefit relating to results from nonregulated activities	(110)	(980)	(1,185)	(436)	(544)	(3,189)	(941)

	$22,660	$21,174	$46,868	$47,776	$55,763	$30,937	$46,440

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements.